SO 3/8/05

05036606

SECURITI ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 053549 |

SEC MAIL RECEIVED PROCESSING FEB 25 2005

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Island Trader Securities Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. State College Blvd. Suite 540
(No. and Street)

Orange (City) California (State) 92868-1690 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nickles (714) 938-3050
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

## OATH OR AFFIRMATION

I, Richard Nickles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Island Trader Securities, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 3rd day of Feb, 2005

Notary Public

Signature

President
Title

SHARI VALLEJOS
Commission # 1510554
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Island Trader Securities**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2004**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

# Independent Auditor's Report

Board of Directors
Island Trader Securities

I have audited the accompanying statement of financial condition of Island Trader Securities as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Island Trader Securities as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

# Island Trader Securities
## Statement of Financial Condition
## December 31, 2004

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 11,200 |
| Commissions receivable | | 5,528 |
| Other receivables | | 100 |
| **Total assets** | $ | 16,828 |

### Liabilities and Stockholder's equity

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 3,000 |
| Income taxes payable | | 800 |
| **Total liabilities** | | 3,800 |
| **Commitments and contingencies** | | – |
| **Stockholder's equity** | | |
| Common stock, no par value, 75,000 shares authorized and 10,000 shares outstanding | | 19,553 |
| Additional paid-in capital | | 2,000 |
| Accumulated deficit | | (8,525) |
| **Total stockholder's equity** | | 13,028 |
| **Total liabilities and stockholder's equity** | $ | 16,828 |

*The accompanying notes are an integral part of these financial statements.*

**Island Trader Securities**
**Statement of Income**
**For the year ended December 31, 2004**

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions | $ | 62,985 |
| Interest income | | 24 |
| **Total revenue** | | 63,009 |
| **Expenses** | | |
| Occupancy | | 714 |
| Commissions | | 56,911 |
| Interest | | 10 |
| Other operating expenses | | 2,355 |
| **Total expenses** | | 59,990 |
| **Income (loss) before taxes** | | 3,019 |
| **Income tax provision** | | 800 |
| **Net income (loss)** | $ | 2,219 |

*The accompanying notes are an integral part of these financial statements.*

**Island Trader Securities**
**Statement of Changes in Stockholder's Equity**
**For the year ended December 31, 2004**

| | Common Stock | Additional Paid - in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 19,553 | $ – | $ (10,744) | $ 8,809 |
| Issuance of additional paid-in capital | – | 2,000 | – | 2,000 |
| Net income (loss) | – | – | 2,219 | 2,219 |
| Balance, December 31, 2004 | $ 19,553 | $ 2,000 | $ (8,525) | $ 13,028 |

*The accompanying notes are an integral part of these financial statements.*

**Island Trader Securities**
**Statement of Changes in Cash Flow**
**For the year ended December 31, 2004**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 2,219 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | $ (5,225) | |
| Other receivables | (100) | |
| (Decrease) increase in: | | |
| Accounts payable | 23 | |
| Total adjustments | | (5,302) |
| Net cash and cash equivalents provided by (used in) operating activities | | (3,083) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Collection of receivable from related party | 6,000 | |
| Proceeds from additional paid-in capital | 2,000 | |
| Net cash and cash equivalents provided by (used in) financing activities | | 8,000 |
| Net increase (decrease) in cash and cash equivalents | | 4,917 |
| Cash and cash equivalents at beginning of year | | 6,283 |
| Cash and cash equivalents at end of year | | $ 11,200 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for | |
| Income taxes | $ – |
| Interest | $ 10 |

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Island Traders Securities (the "Company") was originally formed under the name R. Nickles & Company Securities, as a California corporation on April 15, 2002, The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily sells equities, mutual funds, variable annuities and life insurance. The Company has a small number of clients, with no one client contributing an undue concentration of risk. The majority of clients are in Southern California.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

## Note 2: INCOME TAXES

The income tax provision for the year ended December 31, 2004 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2004, an unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $1,159, that begin to expire in 2022.

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

## Note 3: <u>RELATED PARTY TRANSACTIONS</u>

Beginning in October 2004, the Company entered into an expense sharing agreement with Innovative Advisory Services, Inc.(the "RIA"), a company under common management. Under the agreement, the Company will incur a monthly fee of $238 for occupancy. For the year ended December 31, 2004, the Company charged $714 to occupancy fees, paid to the related party.

## Note 4: <u>COMMITMENTS AND CONTINGENCIES</u>

In December 2003, the Company entered into a five (5) year clearing agreement with Advantage Trading Group, Inc. ("Advantage"), whereby Advantage will carry all the accounts of the Company. Under this agreement the Company will pay Advantage a minimum of $1,500 in clearing fees per month.

## Note 5: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, " *Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

**Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

**Note 6: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2004, the Company's net capital of $12,802 exceeded the minimum net capital requirement by $7,802; and the Company's ratio of aggregate indebtedness ($3,800) to net capital was 0.30 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

**Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $1,628 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 11,174 |
| Adjustments: | | |
| Accumulated deficit | $ 1,728 | |
| Non allowable receivable | (100) | |
| Total adjustments | | 1,628 |
| Net capital per audited statements | | $ 12,802 |

**Island Trader Securities**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2004**

| | | |
|---|---|---|
| **Computation of net capital:** | | |
| **Stockholder's equity** | | |
| Common stock | $ 19,553 | |
| Additional paid-in capital | 2,000 | |
| Accumulated deficit | (8,525) | |
| Total stockholder's equity | | $ 13,028 |
| Less: Non allowable assets | | |
| Other receivables | | (100) |
| Net capital before haircuts | | 12,928 |
| Haircuts | | (126) |
| **Net Capital** | | 12,802 |
| **Computation of net capital requirements:** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of aggregate indebtedness | $ 253 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required, greater of above | | 5,000 |
| Excess net capital | | 7,802 |
| Ratio of aggregate indebtedness to net capital | 0.30: 1 | |

There was a $1,628 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 7.

*See independent auditor's report.*

**Island Trader Securities**
**Schedule II - Computation for Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**
**As of December 31, 2004**

A computation of reserve requirements is not applicable to Island Trader Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Island Trader Securities**
**Schedule III - Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3**
**As of December 31, 2004**

Information relating to possession or control requirements is not applicable to Island Trader Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Island Trader Securities**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2004**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Island Trader Securities

In planning and performing my audit of the financial statements and supplemental schedules of Island Trader Securities for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Island Trader Securities including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 27, 2005